UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 4, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Ovid Therapeutics Inc.

File No. 333-217245 - CF#34921

Ovid Therapeutics Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on April 10, 2017.

Based on representations by Ovid Therapeutics Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.16	through April 28, 2027
Exhibit 10.17	through April 28, 2027
Exhibit 10.18	through April 28, 2027

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary